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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.3 )

                            Rocky Shoes & Boots, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  774830 10 3
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  774830 10 3                  13G              Page ____ of ____ Pages
          ------------
-------------------------------------------------------------------------------
1  NAME OR REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jay W. Brooks

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

-------------------------------------------------------------------------------
                    5 SOLE VOTING POWER

   NUMBER OF           303,180
    SHARES         -------------------------------------------------------------
 BENEFICIALLY       6 SHARED VOTING OWNER
   OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING         7 SOLE DISPOSITIVE POWER
   PERSON
   WITH                303,180
                   -------------------------------------------------------------
                    8 SHARED DISPOSITIVE POWER
                         0

-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   303,180
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   8.0%

-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!








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CUSIP No. 774830 10 3

                                  SCHEDULE 13G


ITEM 1.

         (a)      Name of Issuer:           Rocky Shoes & Boots, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  39 East Canal Street
                  Nelsonville, Ohio 45764

ITEM 2.

         (a)      Names of Persons Filing:

                  (i)      Mike Brooks

                  (ii)     Barbara Brooks Fuller

                  (iii)    Jay W. Brooks

                  (iv)     Patricia H. Robey

         (b)      Address of Principal Business Office for Each Person Filing:

                  Rocky Shoes & Boots, Inc.
                  39 East Canal Street
                  Nelsonville, Ohio 45764

         (c)      Citizenship:

                  All of the persons filing are citizens of the United States of America.

         (d)      Title of Class of Securities:

                  Common Stock, without par value

         (e)      CUSIP Number:   774830 10 3



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ITEM 3.

         Item 3 is not applicable.


ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned:

                  (i)      Mike Brooks:  463,669 Shares

                  (ii)     Barbara Brooks Fuller:  324,500 Shares

                  (iii)    Jay W. Brooks:  303,180 Shares

                  (iv)     Patricia H. Robey:  258,470 Shares

         (b)      Percent of Class:

                  (i)      Mike Brooks:  12.2%

                  (ii)     Barbara Brooks Fuller:  8.6%

                  (iii)    Jay W. Brooks:  8.0%

                  (iv)     Patricia H. Robey:  6.8%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      Sole power to vote or direct the vote:

                           (A)      Mike Brooks:  463,669 Shares

                           (B)      Barbara Brooks Fuller:  324,500 Shares

                           (C)      Jay W. Brooks:  303,180 Shares

                           (D)      Patricia H. Robey:  258,470 Shares

                  (ii)     Shared power to vote or direct the vote:  0

                  (iii)    Sole power to dispose or direct the disposition of:

                           (A)      Mike Brooks:  463,669 Shares



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                           (B)      Barbara Brooks Fuller:  324,500 Shares

                           (C)      Jay W. Brooks:  303,180 Shares

                           (D)      Patricia H. Robey:  258,470 Shares

                  (iv)     Shared power to dispose or direct the disposition
                           of:  0

ITEM 5.           OWNERSHIP OF 5% OR LESS OF A CLASS

         Item 5 is not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

         Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

         Item 9 is not applicable.

ITEM 10.          CERTIFICATION

         Item 10 is not applicable.






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 7, 1997                                /s/ Mike Brooks
                                               ----------------------------
                                               Mike Brooks


February 7, 1997                                /s/ Barbara Brooks Fuller
                                               ----------------------------
                                               Barbara Brooks Fuller


February 7, 1997                                /s/ Jay W. Brooks
                                               ----------------------------
                                               Jay W. Brooks


February 7, 1997                                /s/ Patricia H. Robey
                                               ----------------------------
                                               Patricia H. Robey